SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Ranger Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    752907105
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                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                 August 4, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box. /   /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP NO.: 752907105
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Morton E. Handel
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /   /
                                                                 (b)  / X /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                 /    /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                         7         SOLE VOTING POWER
                                          698,167
NUMBER OF      -----------------------------------------------------------------
SHARES                   8         SHARED VOTING POWER
BENE-                                        0
FICIALLY       -----------------------------------------------------------------
OWNED BY                 9         SOLE DISPOSITIVE POWER
EACH                                      298,167
REPORTING      -----------------------------------------------------------------
PERSON                   10        SHARED DISPOSITIVE POWER
WITH                                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          698,167
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12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   /    /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.2%
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14   TYPE OF REPORTING PERSON*
          IN
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Item 1. Security and Issuer.

     Common Stock, $0.01 par value (the "Common Stock"), of Ranger Industries, Inc., a Connecticut corporation (the "Company"), One Regency Drive, Bloomfield, Connecticut 06002.


Item 2. Identity and Background.

     (a)  Mr. Morton E. Handel.

     (b)  S&H  Consulting,  Ltd.,  One Regency  Drive,  Bloomfield,  Connecticut
          06002.

     (c) President of S&H Consulting, Ltd., a privately held investment and consulting firm. Mr. Handel also holds the following positions:

               Director and chairman of the Audit Committee of CompUSA, a publicly held retailer of computer hardware, software, and accessories;

               Director of Concurrent Computer Corporation, a manufacturer of real-time computers and computer systems;

               Director of Ithaca Industries, Inc., a publicly held manufacturer of underwear and hosiery;

               Director of Toy Biz, Inc., a publicly held manufacturer, importer and distributor of toys.

      (d)/(e) Mr. Handel has not, within the last 5 years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: United States.


Item 3. Source and Amount of Funds or Other Consideration.

     On August 4, 1998, the Company entered into an employment agreement with Mr. Handel (the "Employment Agreement"), pursuant to which he has agreed to serve as chief executive officer of the Company for a term of 5 years, pursuant to which he has received 500,000 shares of Common Stock of the Company (the "Employment Shares") and will receive certain cash compensation if certain contingencies occur. Only 100,000 Employment Shares are presently indefeasibly vested; the balance of Employment Shares will vest in four tranches of 100,000 shares on the first through fourth anniversaries of the Employment Agreement; the unvested Employment Shares are subject to forfeiture if the Employment Agreement is terminated for cause of if Mr. Handel voluntarily terminates the

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Employment  Agreement in violation of its terms.  Mr.  Handel  acquired  198,167 shares of Common Stock in December 1996 and January 1997 for cash from his personal savings.


Item 4. Purpose of Transaction.

     Mr. Handel has acquired his shares of Common Stock, including the Employment Shares, for investment purposes, and as a result thereof, he has a significant equity investment in the Company. At the present time, but subject to his continuing evaluation of the factors noted below, Mr. Handel intends to retain his shares of Common Stock and may purchase additional shares of Common Stock, in open market transactions or otherwise or sell or otherwise dispose of some or all of his shares of Common Stock in the open market or in private transactions. The Employment Shares are not registered under the Securities Act of 1933, as amended, and the Company is not obligated to register such shares. Additionally, as of the date hereof, only 100,000 of the Employment Shares are fully vested, and Mr. Handel, as an officer and director of the Company, is subject to certain restrictions with respect to the sale of securities under
Section 16 of the Exchange Act.

     Any decision to increase Mr. Handel's holdings in the Company will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions (including regulations applicable to Mr. Handel as an officer and director of the Company), the availability of any required financing and the prospects and the profitability of the Company. At any time, Mr. Handel may also determine to dispose of some or all of the Common Stock, subject to applicable registration and other regulatory requirements.

     Mr. Handel has no current plans in his capacity as a stockholder for any extraordinary corporate action, such as merger, consolidation, reorganization, liquidation, sale of a material amount of assets, change in capitalization or dividend policy, or any other material change in the Company's corporate structure.


Item 5. Interest in Securities of the Issuer.

     (a) Mr. Handel owns an aggregate of 698,167 shares (13.2% of total outstanding shares) of the Common Stock of the Company, of which only 198,167 shares (3.7%) are eligible for sale without registration or an exemption from registration under the Securities Act.

     Of the 500,000 Employment Shares (none of which is registered under the Securities Act), only 100,000 are presently fully vested; the balance will become vested, provided that the Employment Agreement is not terminated for cause or voluntarily terminated by Mr. Handel in violation of the Employment Agreement, in accordance with the following schedule:

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               On August 4, 1999              100,000
               On August 4, 2000              100,000
               On August 4, 2001              100,000
               On August 4, 2002              100,000

     (b) Mr. Handel has sole voting power with respect to all 698,167 shares (13.2%) owned by him. He has sole dispositive power over all presently vested shares owned by him, i.e., 298,167 shares, and will have sole dispositive power over the remaining 400,000 Employment Shares as they become vested commencing in 1999. If such shares do not become vested, they will become treasury shares and may not be voted, but they may be sold on such terms and conditions as the Board of Directors of the Company may determine, and thereafter voted by the purchasers.

     (c) Mr. Handel has not engaged in any transactions with respect to shares of the Company in the last 60 days, other than on account of his entry into the Employment Agreement.

     The percentages set forth above are based on 5,288,644 shares outstanding, which include all the Employment Shares, including the unvested portion.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the Employment Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Handel and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     Employment  agreement  dated  August 4, 1998,  between  the Company and Mr.
       Morton E. Handel, incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-QSB for the quarter ended 6/30/98.

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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 12, 1998                              s/ Morton E. Handel
                                                     -------------------
                                                     Morton E. Handel

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